UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

February 17, 2015

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “NOVA Receives First Order for In-Situ Real-Time Profile Measurement Software for advanced Memory process”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2015	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or David Fore Tel: +206-395-2711 E-mail: dave@haydenir.com

NOVA Receives First Order for In-Situ Real-Time Profile
Measurement Software for advanced Memory process

Continuous collaboration with leading wafer fabrication equipment supplier yields an advanced real-time process monitoring solution

REHOVOT, Israel, February 17, 2015 - Nova Measuring Instruments (Nasdaq: NVMI), a leading innovator and key provider of optical metrology solutions for advanced process control used in semiconductor manufacturing, announced today that it has received its first order for Real-time Profile Measurement solution, NovaRPM®, for real-time monitoring of advanced Etch processes.

The solution, which will be delivered to a major memory manufacturer, is a result of a close cooperation between Nova, a leading wafer fabrication equipment supplier and this memory customer. This effort is targeted to deliver a tighter Etch process control by combining the supplier’s advanced Etch platform capabilities with Nova’s advanced modeling software.

Nova’s solution was selected due to its capability to deliver high accuracy real-time measurements within the complex process environment. This unique solution evolved from Nova’s core competence in delivering optical modeling solutions that have proven to address challenging applications during the fabrication process.

“With this initial order for our Real-time Profile Measurement solution, we now see tangible demand for all our software solutions, reinforcing our confidence that our comprehensive software offering will represent a meaningful contributor to our market position in 2015 and beyond,” said Eitan Oppenhaim, President and CEO of Nova. “This selection validates the competitive advantage that our solutions provide for controlling the most complex Etch processes. This milestone is a result of ongoing cooperation between several customers, a leading process equipment vendor, and Nova. It reaffirms our strategy that the growing technology complexity in process development can be better addressed through cooperation between process equipment vendors and process control vendors.”

About Nova: Nova Measuring Instrument Ltd. delivers continuous innovation by providing advanced optical metrology solutions for the semiconductor manufacturing industry. Deployed with the world’s largest integrated-circuit manufacturers, Nova’s products deliver state of the art high performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s holistic approach and complete suite of products, which combines high-precision hardware and cutting-edge software, support the development and production of the most advanced devices in today’s high-end semiconductor market. Our technical innovation and market leadership enable customers to improve their process performance, products yields and time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novameasuring.com

Nova is traded on the NASDAQ & TASE under the symbol NVMI.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to:  our dependency on two product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEM; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on a single manufacturing facility; risks related to the extremely competitive market we are operation in;  risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities in Asia; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission on February 28, 2014. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.